

July 26, 2023

Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.
Suite 201, 42 Edward Street
Georgetown, Grand Cayman
P.O. Box 469, KY1-9006
Cayman Islands

Re: Oxbridge Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed July 18, 2023
File No. 333-270848

Dear Jay Madhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4

General

1. We note your reference to the 2023 Extension Meeting and 2023 Extension Amendment Proposal. We further note you are also asking Oxbridge stockholders to vote at the 2023 Extension Meeting to adopt amendments to the Existing Organizational Documents that would allow Oxbridge to consummate the business combination even if Oxbridge will have less than $5,000,001 in net tangible assets (the "Redemption Limitation Amendment Proposal"). Please include a Question and Answer on the 2023 Extension Amendment Proposal and the Redemption Limitation Amendment Proposal. Explain why you are

asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-business combination company and include corresponding disclosure in the risk factors section. Lastly, identify the provisions that Oxbridge is relying on in determining that the ordinary shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1, and discuss the impact that the trust falling below $5,000,001 would have Oxbridge's exchange listing and the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. In that regard, we note you disclose that you received a notice from Nasdaq indicating that the company is no longer in compliance with the minimum market value of listed securities set forth in Nasdaq Listing Rule 5550(b)(2).

2. We note that the Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions, including that Oxbridge shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights. Please revise to clarify whether the parties have waived this condition to the closing.

3. Please revise your sensitivity analysis to show the impact on the maximum redemption scenario assuming approval of the Redemption Limitation Amendment Proposal.

You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hallie Heath